Exhibit 99.1

Enerplus to Present at the 2014 CIBC Institutional Investor Conference at Whistler, BC

CALGARY, Jan. 15, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Rob Waters, Senior Vice President & Chief Financial Officer, will provide an update on Enerplus at the CIBC 17th Annual Institutional Investor Conference in Whistler, British Columbia on Friday, January 24, 2014 at 9:10 AM PST (10:10 AM MST). Investors are invited to listen to a live webcast of the discussion at:

https://webcasts.welcome2theshow.com/whistler2014

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics.  We are focused on creating value for our investors through the successful development of our properties that deliver competitive returns comprised of monthly income and organic growth.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 15-JAN-14